SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission File Number  1-6699

Employees’ Voluntary Investment and Savings Plan
of International Multifoods Corporation
110 Cheshire Lane, Suite 300
Minnetonka, Minnesota 55305
(Full title and address of plan)

International Multifoods Corporation
110 Cheshire Lane, Suite 300
Minnetonka, Minnesota 55305
(Name of issuer and address of principal executive offices of issuer)

EMPLOYEES’ VOLUNTARY INVESTMENT
AND SAVINGS PLAN OF
INTERNATIONAL MULTIFOODS CORPORATION

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees’ Voluntary Investment and Savings Plan of International Multifoods Corporation (the “VISA Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the VISA Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the VISA Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
May 24, 2002

EMPLOYEES' VOLUNTARY INVESTMENT
AND SAVINGS PLAN OF
INTERNATIONAL MULTIFOODS CORPORATION

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000

Investment, at fair value:
Common stock	$19,768,985	16,264,666
Cash and common trust funds	9,311,798	7,313,296
Mutual funds	35,053,813	37,279,400
Participant loan fund	1,633,569	1,639,257
	65,768,165	62,496,619

Receivables:
Accrued investment income	1,231	162,650
Employer contribution	69,359	79,841
Participant contribution	177,110	197,827

Total receivables	247,700	440,318

Net assets available for plan benefits	$66,015,865	62,936,937

See accompanying notes to financial statements.

EMPLOYEES' VOLUNTARY INVESTMENT
AND SAVINGS PLAN OF
INTERNATIONAL MULTIFOODS CORPORATION

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(1,117,815)	2,531,341
Interest	432,380	215,495
Dividends	165,109	1,036,844

	(520,326)	3,783,680

Contributions:
Participant	6,262,545	5,595,591
Employer	2,140,354	2,189,880

	8,402,899	7,785,471

Total additions	7,882,573	11,569,151

Distributions	4,727,474	7,592,959
Administrative expenses	76,171	67,393

Total deductions	4,803,645	7,660,352

Net increase	3,078,928	3,908,799

Net assets available for plan benefits:
Beginning of year	62,936,937	59,028,138

End of year	$66,015,865	62,936,937

See accompanying notes to financial statements.

EMPLOYEES' VOLUNTARY INVESTMENT
AND SAVINGS PLAN OF
INTERNATIONAL MULTIFOODS CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(1)                           Description of the VISA Plan

The following brief description of the Employees’ Voluntary Investment and Savings Plan of International Multifoods Corporation (the “VISA  Plan”) is provided for general information purposes only. For more complete information about the VISA Plan’s eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary Plan Description.

The VISA Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees (“Participants”) with additional retirement income. Salaried employees as well as certain hourly employees of International Multifoods Corporation (the “Company”) and participating subsidiaries are eligible for the VISA Plan after six months of qualifying service. The VISA Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code.  Prior to April 1, 2001, the VISA Plan qualified as an Employee Stock Ownership Plan (“ESOP”) under Section 4975(e) of the Internal Revenue Code. Effective April 1, 2001, the ESOP provisions of the VISA Plan were eliminated.

The Company and its participating subsidiary corporations (the “Employer”) absorb a major portion of the administrative costs of the VISA Plan including audit, accounting and legal fees. The operational expenses of each investment fund (commissions or other transaction costs, investment management fees, etc.) are paid out of that fund and reduce its rate of return. The Trustee’s fees are also paid out of the trust and are charged against the Participants’ accounts pro rata based on the account balances. The VISA Plan also allows certain other administrative expenses (recordkeeping fees, disbursement fees, etc.) to be paid out of the trust and charged against the Participants’ accounts, although the Employer currently pays such fees and expenses.

Participants may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of covered pay. The Employer’s contribution is 50% of the Participant’s contribution with a limit of 3.5% of the Participant’s covered pay. Such matching contributions begin after the Participant has completed one year of service. Participants’ deposits are fully vested. Employer contributions are 25% vested after one year of service and continue to vest an additional 25% each year, becoming fully vested after the employee has completed four years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.

An employee, whether or not such employee has satisfied the service requirement to become a Participant, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the VISA Plan). Rollover contributions are not eligible for Employer matching contributions.

(2)                           Accounting Policies

(a)               Basis of Accounting

The VISA Plan’s accounting policies conform to accounting principles generally accepted in the United States of America. The financial statements of the VISA Plan are prepared under the accrual method of accounting.

(b)               Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from these estimates.

(c)                Investment Valuation and Income Recognition

Significant policies related to investments are summarized below:

The fair value of investments in the Company’s common stock is based upon published quotations.

The fair value of investments in common trust funds and mutual funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

(d)               Payment of Benefits

Benefits are recorded when paid.

(3)                           Participant Loans

The VISA Plan allows Participants to borrow from their account and repay it through after-tax payroll deductions. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their combined before-tax and rollover contribution. Loan transactions are treated as transfers between the investment funds and the Loan Fund. Loan terms range from one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Participant’s account and bear interest at the prime rate plus 2%. Principal and interest payments are paid ratably from each paycheck.

(4)                           Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company’s contributions to their accounts. However, if terminated Participants are reemployed by the Company within five years of termination, such forfeited nonvested portion of the Company’s contributions is restored to their VISA Plan accounts. Forfeitures to the VISA Plan can be used to cover future Company’s contributions or reinstate previously forfeited amounts to reemployed Participants. Forfeitures to the VISA Plan were $120,296 and $38,424 in 2001 and 2000, respectively.

The company’s contributions vest as shown below:

Participant’s vesting service since joining the Company	Vested percentage

1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

If the Participant retires, dies, becomes totally and permanently disabled, or if a Participant’s employment with the Company is involuntarily terminated due to the destruction, shutdown, or closing of any plant (or such other event as the Board of Directors of the Company deems to be sufficient cause to allow for full vesting), or if the VISA Plan is terminated by the Company, the Participant is vested 100%, regardless of the length of Company service.

(5)                           Investment Funds

Participants may deposit their contributions in any one of the following investment funds: International Multifoods Stock Fund, Wells Fargo Stable Return Fund, Fidelity Magellan Fund, Vanguard Institutional Index Fund, Vanguard Asset Allocation Fund, T. Rowe Price New Horizons Fund, MetWest Total Return Fund and Janus Worldwide Fund. Contributions can be allocated to funds in increments of 5%. Participant contributions and investment balances can be reallocated at anytime. The Employer’s contribution is invested 100% in the International Multifoods Stock Fund. Participants may reallocate all or a portion of their Employer’s contributions and investment balances at any time after attaining both age 55 and 10 years of VISA Plan participation.

The Finance and Benefit Investment Committee of the Company’s Board of Directors selects the investment funds that will be offered under the VISA Plan. Each of the funds may temporarily hold cash or make short-term investments. The following schedule summarizes the type of investments, which may be made by each of the funds:

Fund

Description

International Multifoods Stock Fund	Invests in the common stock of the Company

Wells Fargo Stable Return Fund	Collective bank trust that invests in fixed income securities such as contracts with insurance companies and banks

Fidelity Magellan Fund	Mutual fund that invests in equity securities

Vanguard Institutional Index Fund	Mutual fund that invests in equity securities of companies that make up the Standard and Poor’s 500 Composite Stock Price Index

Vanguard Asset Allocation Fund	Mutual fund that invests in fixed income securities and equity securities

T. Rowe Price New Horizons Fund	Mutual fund that invests in equity securities of young, emerging growth companies

MetWest Total Return Fund	Mutual fund that invests in fixed income securities such as U.S. government securities, corporate debt securities, and commercial paper

Janus Worldwide Fund	Mutual fund that invests in equity securities of foreign and domestic companies

(6)                           Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the VISA Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Participant accounts, which have not vested, will become vested. Thereafter, full distribution of each fund may be made to Participants by lump sum payment.

(7)                           Distributions

The VISA Plan provides for the distribution of a Participant’s account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Participants who meet certain qualifications as to age and length of participation in the VISA Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance. Distributions are made by lump sum payment. Distributions from the Company Common Stock Fund of the VISA Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that Participants may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.

(8)                           Income Taxes

The Company received a tax determination letter dated June 25, 1996, from the Internal Revenue Service stating that the VISA Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the VISA Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the VISA Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

The VISA Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Participants’ accounts of trust earnings are not taxable to Participants when made or when credited to the Participant’s account. However, Participant distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

(9)                           Investments

The following represent 5% or more of the net assets available for plan benefits at December 31, 2001 and 2000:

	Fair value
	2001	2000

International Multifoods Stock Fund:
Nonparticipant-directed	$15,599,930	12,885,489
Participant directed	4,169,055	3,379,177

	$19,768,985	16,264,666

Wells Fargo Stable Return Fund	$9,059,782	6,961,793

Fidelity Magellan Fund	11,728,998	13,546,412

Vanguard Institutional Index Fund	8,596,641	9,841,870

Vanguard Asset Allocation Fund	4,955,267	4,969,818

T. Rowe Price New Horizons Fund	4,602,621	3,845,842

Janus Worldwide Fund	2,701,514	3,780,738

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,117,815 in 2001 and appreciated in value by $2,531,341 in 2000, as follows:

	2001	2000

Mutual funds	$(4,130,377)	(3,149,199)
International Multifoods Stock Fund	3,012,562	5,680,540

	$(1,117,815)	2,531,341

(10)                    Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2001	2000

International Multifoods Stock Fund	$15,599,930	12,885,489
Short-Term Investment Fund	198,914	278,474
Accrued investment income	972	128,477
Employer contributions receivable	69,359	79,841

Net assets	$15,869,175	13,372,281

Changes in net assets:
Contributions	$2,140,354	2,189,880
Dividends	—	482,812
Interest	12,424	16,622
Net appreciation in fair value of investments	2,381,594	4,341,804
Distributions	(1,280,276)	(1,208,385)
Administrative expenses	(16,610)	(5,540)
Transfers to participant-directed investments	(740,592)	(27,172)

Net increase in net assets	$2,496,894	5,790,021

(11)                    Party-In-Interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the VISA Plan, Wells Fargo Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the VISA Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.

Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investments, number of shares/units	Cost	Fair value

Common stock:
*International Multifoods Stock Fund	821,138 shares common stock, par value $0.10 per share	$15,921,391	19,768,985

Total common stock		15,921,391	19,768,985

Cash and common trust funds:
Wells Fargo Bank Minnesota, N.A.:
*Short-term Investment Fund	252,016 units	252,016	252,016
*Stable Return Fund	280,665 units	8,360,736	9,059,782

Total common trust funds		8,612,752	9,311,798

Mutual funds:
Fidelity Magellan Fund	112,560 units	12,002,193	11,728,998
Vanguard Institutional Index Fund	82,096 units	9,026,588	8,596,641
Vanguard Asset Allocation Fund	227,236 units	4,909,324	4,955,267
T. Rowe Price New Horizons Fund	203,386 units	4,739,941	4,602,621
MetWest Total Return Fund	242,736 units	2,519,978	2,468,772
Janus Worldwide Fund	61,656 units	3,708,230	2,701,514

Total mutual funds		36,906,254	35,053,813

Participant loan fund	1,633,569 units, interest rates ranged from 6.8% to 11.1%	1,633,569	1,633,569

Total investments		$63,073,966	65,768,165

*Represents party-in-interest.

See accompanying independent auditors’ report.

Schedule of Reportable Transactions

Year ended December 31, 2001

Series of transactions (involving one security) which exceeded 5% of plan assets.

Identity of party involved	Description of asset	Number of purchases	Number of sales	Purchase price	Selling price	Cost of asset	Net gain or (loss)

*Wells Fargo Bank Minnesota, N.A.	Short-term Investment Fund	97	182	$4,725,777	4,825,267	4,825,267	—
*Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	95	107	5,945,585	4,355,482	4,020,464	335,018
*International Multifoods Stock Fund	Common Stock	12	19	1,590,845	2,150,896	1,935,556	215,340
Fidelity Magellan Fund	Mutual Fund	68	146	2,003,958	2,190,673	2,211,688	(21,015)
Metwest Total Return Bond Fund	Mutual Fund	102	72	3,728,072	2,654,546	2,657,438	(2,892)
T. Rowe Price New Horizons Fund	Mutual Fund	96	106	5,183,820	4,184,519	4,895,789	(711,270)
Vanguard Institutional Index Fund	Mutual Fund	75	134	2,461,564	2,445,785	2,547,755	(101,970)

There were no individual transactions (involving one security) which exceeded 5% of plan assets.

*Represents party-in-interest.

See accompanying independent auditors’ report.

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ VOLUNTARY
INVESTMENT AND SAVINGS PLAN OF
INTERNATIONAL MULTIFOODS CORPORATION

June 20, 2002	By	/s/ Joyce G. Traver
Joyce G. Traver
Director - Benefits

EXHIBIT INDEX

23            Consent of KPMG LLP.